EXHIBIT 99.1

HEXO Announces Changes to its Board of Directors

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

OTTAWA, Nov. 19, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NASDAQ: HEXO), today announced that Sebastien St-Louis has resigned from HEXO’s Board of Directors. The Company also announced that it has appointed President and CEO, Scott Cooper, as a Director to replace Sebastien St-Louis, effective yesterday.

“I would like to take this opportunity to thank Sebastien for over eight years of service on HEXO’s Board of Directors. Through his years of dedication, he has helped build HEXO into a market leader in Canada.” said Dr. Michael Munzar, Chair of the Board.

“It is my pleasure to welcome HEXO’s President and CEO, Scott Cooper, to the HEXO board. Scott’s experience with Truss, Molson Coors and several other publicly-traded consumer packaged goods companies will be instrumental to HEXO’s success as we continue to drive growth and profitability through the commercialization of advanced cannabis products and to defend our position as a market leader in Canada.”

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com